
CHICO'S®
annual report
fiscal 2002
RECD S.E.C.
MAY _ 6 2003
1086
P.E 2.1.03
1-16435
Chicos Fas Inc.
03057978
PROCESSED
MAY 07 2003
THOMSON
FINANCIAL




A message
from our CEO
to our shareholders

# A message from our CEO to our shareholders

I would like to open with my heartfelt thanks to the tremendous Chico's team and all the customers and stockholders who have embraced our dream. Last year I reported that fiscal 2001 had been our best year in terms of financial, operational, and management accomplishments and that we had set very aggressive goals for fiscal 2002. These goals included opening our newly-acquired distribution facility while transitioning out of the distribution portion of our existing Ft. Myers facilities, preparing for an early fiscal 2003 roll out of our new concept (which was later named Pazo) and to add at least an additional 64 Chico's stores by year end. I'm happy to report that we accomplished all of the above, as well as other initiatives, in fiscal 2002. I'd like to review with you the financial results for fiscal 2002, go over our key accomplishments during this very productive year, and finally set some goals for fiscal 2003.

Fiscal 2002 continued our strong sales and earnings growth trends as we saw sales increase 40% to just over $531 million, while earnings per share increased by 54% to close the year at $0.78 per share versus $0.50 per share for the previous year (adjusted for our 2 for 1 split in July last year). Our same stores sales were up double digits for each of the four quarters, we ended the year with our highest gross margin since 1995 at over 60%, and we achieved our highest operating margin in our history of just over 20%. On the balance sheet side, we funded over $25 million of one-time capital expenditures for our new distribution center and our Pazo and software initiatives, we paid off the mortgage on our Ft. Myers headquarters facility, and, at the same time, we managed to add over $46 million to our cash and marketable securities balances. Our inventory balances remain strong at $65 per sq. ft., which is in the same range we have experienced in ten of the last eleven quarters since back in the second quarter of fiscal 2000 when we adopted the initiative to raise the number of apparel units per square foot in our stores. Lastly, our net book value rose by over $96 million to end the year at over $240 million.

During fiscal 2002 we planned for a launch of the Pazo division in early fiscal 2003, and I am pleased to say that we successfully opened our first ten Pazo test stores in March 2003. With no advertising and little promotion, we have already seen a strong, positive reaction from our target customer. We look forward to reacting to this customer's desires and we're committed to a continued enhancement, as and when necessary, of the Pazo brand. For example, we've already added a size two to our four to fourteen size range and we are making subtle changes to our display fixtures to better highlight the clothing, shoes, and accessories.

As I stated last year, we acquired a 230,000 square foot distribution facility north of Atlanta, Georgia in early 2002. During fiscal 2002 we successfully installed state-of-the-art material handling equipment, hired an all new staff in Georgia, installed best-of-breed software from Manhattan Associates, transitioned all distribution activities to Georgia in the third and fourth quarters, and transitioned out of the distribution operations in our Ft. Myers headquarters facility. This fiscal year we will convert our Ft. Myers distribution center to office space and move our Pazo team from rented facilities into their own new headquarters that we recently acquired adjacent to our existing Chico's headquarters. On our software initiatives, we are still targeting a late year conversion of our existing back office systems (all merchandising, production, sourcing, sales audit, and financial applications) to systems we believe will help to provide part of the foundation for our "bridge to a billion" that we have talked about in the past.

Our Passport Club membership steadily increases as we continue building the Chico's brand. Last year our permanent membership rose by approximately 240,000 members, or almost 60%, while our preliminary membership jumped by approximately 774,000 members, or 50%. Our Passport members accounted for over 90% of our sales last year, with over 70% coming from our permanent members. We continue to offer exciting promotions to our permanent members in an effort to maintain their interest. Beyond that, we plan to increase our circulation of catalogs from approximately 18 million last year to over 27 million this year and significantly increase our television advertising as we continue our penetration of the baby boomer apparel market. Although the catalogs are primarily designed to increase our store visits, they also provide the impetus for our call center which handles direct sales from the internet and catalog and where sales increased to just over $16 million in fiscal 2002 from just over $10 million in fiscal 2001.

Looking forward, our current plan for fiscal 2003 is to open 70-75 net new stores, of which a minimum of 10 will carry the Pazo brand. We believe that the Chico's brand, as it stands now, should allow us to operate between 550 and 650 Chico's stores (we are currently at 391 Chico's stores) and a yet-to-be determined amount of Pazo stores. We have also identified yet another opportunity as we have begun to explore possibilities in extending the Chico's brand into intimates and activewear. Already, we have been successfully testing some intimate wear in our outlets and we are very pleased with this spring's test of activewear in our front line stores. We have also hired an experienced product development manager for this new, yet unnamed concept, and plan at this point to test this concept in 6 to 10 stores in fiscal 2004. The hope is that this new concept will be able to leverage the Chico's brand and take advantage of our Passport database of over 3 million customers who already know and love the Chico's brand. We remain committed to providing our Chico's customers with the quality and value that have made Chico's so successful and to offering this same quality and value as a key element in each of our new concepts.

Lastly, we have begun the transition of my duties as I approach retirement in early 2004. Scott Edmonds, our President and COO, has been working directly with our Chief Merchandising Officer and our Senior Vice President of Marketing, while Charlie Kleman, our CFO, has been working directly with our CIO in an effort to effect an orderly transition of these activities. Although Helene and I plan to retire from our day-to-day activities early next year, we will be monitoring Chico's, both as Board members and dedicated Founders, to help ensure that the vision and values are maintained at the same levels. Helene and I believe the Chico's brand has only now begun to be recognized. We look forward to partnering with the Chico's management team and its directors to take advantage of the tremendous growth potential that we see [illegible] the future.

As always, keep your eye on Chico's [illegible]

Sincerely,

Marvin J. Gralnick, CEO

April 18, 2003


Fiscal 2002 continued our strong sales
and earnings growth trends
as we saw sales increase 40%
to just million,
earnings per by 54% ...
our highest
margin in our history
over 20%.



# contents







# FINANCIAL HIGHLIGHTS

| | FISCAL YEAR ENDED | | | | |
|---|---|---|---|---|---|
| | February 1, 2003 (52 weeks) | February 2, 2002 (52 weeks) | February 3, 2001 (53 weeks) | January 29, 2000 (52 weeks) | January 30, 1999 (52 weeks) |
| | (Dollars in thousands except per share data) | | | | |
| **Statement of Income Data:** | | | | | |
| Net Sales | $ 531,108 | $ 378,085 | $ 259,446 | $ 155,002 | $ 106,742 |
| Income from Operations | 106,793 | 67,536 | 45,363 | 24,806 | 15,134 |
| Net Income | 66,759 | 42,187 | 28,379 | 15,489 | 9,139 |
| Basic Earnings Per Share [1] | 0.80 | 0.52 | 0.36 | 0.20 | 0.13 |
| Diluted Earnings Per Share [1] | 0.78 | 0.50 | 0.35 | 0.19 | 0.12 |
| **Balance Sheet and Operating Data:** | | | | | |
| Total Assets | $ 301,544 | $ 186,385 | $ 117,807 | $ 70,316 | $ 49,000 |
| Long-Term Debt | — | 5,022 | 5,150 | 5,222 | 5,294 |
| Other Noncurrent Liabilities | 6,551 | 2,922 | 2,008 | 1,617 | 1,419 |
| Stockholders' Equity | 240,133 | 143,495 | 85,321 | 52,641 | 34,303 |
| # of Stores (at end of period): | | | | | |
| Company-owned | 366 | 300 | 239 | 191 | 154 |
| Franchised | 12 | 11 | 11 | 9 | 8 |
| Total | 378 | 311 | 250 | 200 | 162 |



[1] Restated to give retroactive effect for the 2 for 1 stock split payable in July 2002, the 3 for 2 stock split payable in January 2002, the 3 for 2 stock split payable in May 2001 and the 2 for 1 stock split payable in January 2000.











# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes thereto.



## GENERAL

Chico's FAS, Inc. (together with its subsidiaries, the "Company") is a specialty retailer of exclusively designed, private label, sophisticated, casual-to-dressy clothing, complementary accessories and other non-clothing gift items under the Chico's and Pazo brand names.



The Chico's brand, which began operations in 1983, focuses on women who are 35 years old and up with moderate and higher income levels. The styling is relaxed, figure-flattering and designed for easy care. Pazo, which opened its first 10 test stores in March 2003, focuses on women in the 25-40 age group with moderate income. Its offerings are more diverse, including casual, active wear, intimate apparel and casual career. The Pazo brand intends to be more fashion forward with a European feel that is more fashionable.



Since the Company opened its first store in 1983 principally selling folk art, its retail store system, now selling principally women's apparel, has grown to 378 stores as of February 1, 2003, of which 366 are Company-owned stores and 12 are franchised stores. Over the last five fiscal years, the Company has opened 243 new Company-owned stores and acquired two stores from franchisees, and one franchisee has opened five new franchised stores. Of the new Company-owned stores, 66 were opened in fiscal 2002 (year ended February 1, 2003), 64 were opened in fiscal 2001, 51 were opened in fiscal 2000, 40 were opened in fiscal 1999, and 22 were opened in fiscal 1998. During this same time period, the Company closed 11 Company-owned stores and no franchised stores closed. The Company plans to open a minimum of 70-75 net new Company-owned stores (including at least 10 Pazo stores, the Company's new concept store) in the fiscal year ending January 31, 2004. In addition, the Company is evaluating certain existing Company-owned store locations, including stores with leases coming up for renewal, and is considering the possibility of closing between one and three existing Company-owned stores in fiscal 2003.













## RESULTS OF OPERATIONS

The following table sets forth, for each of the respective periods indicated, certain operating statement data and the percentage of the Company's net sales represented by each line item presented.





| | Fiscal Year Ended (000's) | | | | | |
|---|---|---|---|---|---|---|
| | February 1, 2003 (52 weeks) | % | February 2, 2002 (52 weeks) | % | February 3, 2001 (53 weeks) | % |
| Net sales by company stores | $ 508,492 | 95.8% | $ 362,443 | 95.9% | $ 252,168 | 97.2% |
| Net sales by catalog and Internet | 16,070 | 3.0 | 10,203 | 2.7 | 2,656 | 1.0 |
| Net sales to franchisees | 6,546 | 1.2 | 5,439 | 1.4 | 4,622 | 1.8 |
| **Net sales** | 531,108 | 100.0 | 378,085 | 100.0 | 259,446 | 100.0 |
| Cost of goods sold | 209,770 | 39.5 | 153,937 | 40.7 | 108,671 | 41.9 |
| **Gross profit** | 321,338 | 60.5 | 224,148 | 59.3 | 150,775 | 58.1 |
| General, administrative and store operating expenses | 199,495 | 37.6 | 146,611 | 38.8 | 99,757 | 38.4 |
| Depreciation and amortization | 15,050 | 2.8 | 10,001 | 2.6 | 5,655 | 2.2 |
| **Income from operations** | 106,793 | 20.1 | 67,536 | 17.9 | 45,363 | 17.5 |
| Interest income, net | 883 | 0.2 | 507 | 0.1 | 409 | 0.1 |
| **Income before income taxes** | 107,676 | 20.3 | 68,043 | 18.0 | 45,772 | 17.6 |
| Provision for income taxes | 40,917 | 7.7 | 25,856 | 6.8 | 17,393 | 6.7 |
| **Net income** | $ 66,759 | 12.6% | $ 42,187 | 11.2% | $ 28,379 | 10.9% |











### FIFTY-TWO WEEKS ENDED FEBRUARY 1, 2003 COMPARED TO THE FIFTY-TWO WEEKS ENDED FEBRUARY 2, 2002

**Net Sales.** Net sales by Company-owned stores for the fifty-two weeks ended February 1, 2003 (the current period) increased by $146.0 million, or 40.3%, over net sales by Company-owned stores for the comparable fifty-two weeks ended February 2, 2002 (the prior period). The increase was the result of a comparable Company store net sales increase of $48.3 million, or 13.5%, and $97.7 million additional sales from new stores not yet included in the Company's comparable store base (net of sales of $1.0 million from three stores closed in the previous fiscal year).



Net sales by catalog and Internet for the current period increased by $5.9 million, or 57.5%, compared to net sales by catalog and Internet for the prior period. The increase was believed to be principally attributable to the increased number of catalog mailings and additional television spots in the current year versus the prior period.



Net sales to franchisees for the current period increased by approximately $1.1 million, or 20.4%, compared to net sales to franchisees for the prior period. The increase in net sales to franchisees was primarily due to a net increase in purchases by the franchisees, and to a lesser degree, to the opening of a new franchise location by an existing franchisee.



**Gross Profit.** Gross profit for the current period was $321.3 million, or 60.5% of net sales, compared with $224.1 million, or 59.3% of net sales, for the prior period. The increase in the gross profit percentage primarily resulted from improved initial merchandise markups on new products, and a significant improvement in the gross profit percentage experienced in the Company's outlet division. To a lesser degree, this increase in gross profit percentage resulted from decreased freight and inventory shrinkage costs as well as from leveraging costs associated with the Company's product development and merchandising operations (which costs are included in the Company's cost of goods sold), and net of a slight increase in markdowns as a percent of sales and an overall increase in outlet net sales as a percent of overall sales. Although the gross profit percentage in the outlet division has improved, outlet net sales still tend to have a substantially lower gross





profit margin than sales at the Company's front line stores. The increase in outlet net sales as a percent of net sales and the increase in gross profit percentage in this division results primarily from the change in outlet strategy implemented by the Company in the prior fiscal year.



**General, Administrative and Store Operating Expenses.** General, administrative and store operating expenses increased to $199.5 million, or 37.6% of net sales, in the current period from $146.6 million, or 38.8% of net sales, in the prior period. The increase in general, administrative and store operating expenses was, for the most part, the result of increases in store operating expenses, including associate compensation, occupancy and other costs associated with additional store openings, and to a lesser degree, an increase in marketing expenses. The decrease in these expenses as a percentage of net sales was principally due to decreases in store payroll and bonuses as a percentage of sales, and to a lesser degree, to leverage associated with the Company's fiscal 2002 same store sales increase of 13.5%.





**Depreciation and Amortization.** Depreciation and amortization increased to $15.1 million, or 2.8% of net sales, in the current period from $10.0 million, or 2.6% of net sales, in the prior period. The increase in depreciation and amortization was principally due to capital expenditures related to new, remodeled and expanded stores, which have tended to be greater on a per store basis than capital expenditures for previously opened stores. The higher capital expenditures per store for new stores is attributable largely to a growth in the average square footage for the newer stores.



**Interest Income, Net.** The Company had net interest income during the current period of approximately $883,000 versus approximately $507,000 in the prior period. The increase in net interest income was primarily a result of the Company's increased cash and marketable securities position, partially offset by lower interest rates.



**Net Income.** As a result of the factors discussed above, net income increased 58.2% to $66.8 million in the current period from net income of $42.2 million in the prior period. The income tax provision represented an effective rate of 38% for the current and prior period.



FIFTY-TWO WEEKS ENDED FEBRUARY 2, 2002 COMPARED TO
THE FIFTY-THREE WEEKS ENDED FEBRUARY 3, 2001







**Net Sales.** Net sales by Company-owned stores for the fifty-two weeks ended February 2, 2002 (fiscal 2001 or the current period) increased by $110.3 million, or 43.7%, over net sales by Company-owned stores for the fifty-three weeks ended February 3, 2001 (fiscal 2000 or the prior period). The increase was the result of a comparable Company store net sales increase of $42.1 million, and $68.2 million additional sales from the new stores not yet included in the Company's comparable store base (net of sales of $1.8 million from six stores closed in fiscal 2001 and fiscal 2000, and net of $5.3 million sales from the additional week in the prior year versus the current year).

Net sales from the Company's call center (website and catalog sales), which began operations in late May 2000, increased by $7.5 million in the current period compared to the short year of selling in fiscal 2000.



Net sales to franchisees for the current period increased by approximately $817,000, or 17.7%, compared to net sales to franchisees for the prior period. The increase in net sales to franchisees was primarily due to a net increase in purchases by the franchisees as a whole, and the opening by an existing franchisee of two additional franchised stores in fiscal 2000, net of the additional week in the prior period.



**Gross Profit.** Gross profit for the current period was $224.1 million, or 59.3% of net sales, compared with $150.8 million, or 58.1% of net sales, for the prior period. The increase in the gross profit percentage primarily resulted from an improvement in the Company's initial markup on goods, offset, in part, by slightly higher markdowns as a percent of sales in the current period versus the prior period. To a lesser degree, the increase in the gross profit percentage resulted from leveraging costs associated with the Company's product development and merchandising areas, which costs are included in the Company's cost of goods sold.





**General, Administrative and Store Operating Expenses.** General, administrative and store operating expenses increased to $146.6 million, or 38.8% of net sales, in the current period from $99.8 million, or 38.4% of net sales, in the prior period. The increase in general, administrative and store operating expenses was, for the most part, the result of increases in store operating expenses, including store compensation, occupancy and other costs associated with additional store openings, and to a lesser degree, an increase in marketing expenses. The increase in these expenses as a percentage of net sales was principally due to an increase in direct store expenses related to costs associated with the Company's new cash register rolled out in the first half of fiscal 2001 and an increase in direct marketing expenses as a percentage of net sales, comprising 3.4% of net sales in the current period, versus 2.7% of net sales in the prior period, net of leverage associated with the Company's 17.1% comparable Company store sales increase for the current period.





**Depreciation and Amortization.** Depreciation and amortization increased to $10.0 million, or 2.6% of net sales in the current period from $5.7 million, or 2.2% of net sales, in the prior period. The increase in depreciation and amortization was principally due to capital expenditures related to new, remodeled and expanded stores as well as capital expenditures related to the new cash registers and the addition to the Company's Headquarters facility which opened in early 2001. The increase as a percentage of net sales was principally due to the new cash registers and the Headquarters expansion.



**Interest Income, Net.** The Company had net interest income during the current period of approximately $507,000 versus approximately $408,000 in the prior period. The increase in net interest income was primarily a result of the Company's increased cash and marketable securities position throughout most of the year, net of decreased interest rates earned on cash and marketable securities.



**Net Income.** As a result of the factors discussed above, net income increased 48.7% to $42.2 million in the current period from net income of $28.4 million in the prior period. The income tax provision represented an effective rate of 38.0% for the current and prior period.



COMPARABLE COMPANY STORE NET SALES

Comparable Company store net sales increased by 13.5% in the 52 weeks ended February 1, 2003 (fiscal 2002) when compared to the comparable prior period. Comparable Company store net sales data is calculated based on the change in net sales of currently open Company-owned stores that have been operated as a Company store for at least thirteen months, including stores that have been expanded or relocated within the same general market area (approximately five miles).



The comparable store percentage reported above includes 44 stores that were expanded or relocated within the last two fiscal years by an average of 882 net selling square feet. If the stores that were expanded and relocated had been excluded from the comparable Company-owned store base, the increase in comparable Company-owned store net sales would have been 11.8% for fiscal 2002 (versus 13.5% as reported). The Company does not consider the effect to be material to the overall comparable store sales results and believes the inclusion of expanded stores in the comparable store net sales to be an acceptable practice, consistent with the practice followed by the Company in prior periods and by many other retailers.





The Company believes that the increase in comparable Company store net sales in the current fiscal year resulted from the continuing effort to focus the Company's product development, merchandise planning, buying and marketing departments on Chico's target customer. The Company also believes that the look, fit and pricing policy of the Company's product was in line with the needs of the Company's target customer, and that the increase in comparable store sales was also fueled by a coordinated marketing plan, which includes national and regional television advertising, national magazine advertising, increased direct mailings of catalogs,





a larger database of existing customers for such mailings and the success of the Company's loyalty club (the "Passport Club"). To a lesser degree, the Company believes the increase was due to continued store-level training efforts associated with ongoing training programs and continuing strong sales associated with several styles of clothing produced from a related group of fabrics newly introduced by the Company in the fourth quarter of fiscal 1998.



The following table sets forth for each of the quarters of the previous five fiscal years, the percentage change in comparable store net sales at Company-owned stores from the comparable period in the prior fiscal year:

| | Fiscal Year Ended | | | | |
|---|---|---|---|---|---|
| | 2/1/03 | 2/2/02 | 2/3/01 | 1/29/00 | 1/30/99 |
| **Full Year** | **13.5%** | **17.1%** | **34.3%** | **23.3%** | **30.3%** |
| First Quarter | 13.2% | 27.7% | 30.9% | 22.6% | 31.7% |
| Second Quarter | 11.6% | 17.4% | 34.3% | 17.2% | 23.0% |
| Third Quarter | 18.2% | 7.0% | 39.1% | 26.9% | 28.5% |
| Fourth Quarter | 11.0% | 17.9% | 32.2% | 26.5% | 38.5% |

## LIQUIDITY AND CAPITAL RESOURCES



The Company's primary ongoing capital requirements are for funding capital expenditures for new, expanded, relocated and remodeled stores and merchandise inventories. Also, during fiscal 2002, the Company experienced the need for capital to address the acquisition and equipping of the Company's new distribution center, the remodeling of the space at the Company's Ft. Myers headquarters that previously had been used for distribution, and the acquisition and installation of new software packages as more fully described in the Company's Form 10-K for the fiscal year ended February 1, 2003.





During the current fiscal year (fiscal 2002) and the prior fiscal year (fiscal 2001), the Company's primary source of working capital was cash flow from operations of $108.8 million and $65.5 million, respectively. The increase in cash flow from operations of $43.3 million was primarily due to an increase in net income of $24.6 million, an increase in the tax benefit of options exercised of $14.4 million, an increase in accounts payables and accrued liabilities of $20.0 million in the current period versus an increase of $9.6 million in the prior period, and an increase in depreciation and amortization of $5.7 million. These increases were offset by an increase in inventories in the current year of $16.0 million versus an increase of $4.5 million in the prior period. The year-over-year increases in accounts payable and inventories are due to a planned increase in inventory levels in the current period versus the prior period due to strong unplanned January sales in the prior period and a general reduction in inventories last year due to concerns over the effect of terrorist attacks.



The Company invested $64.7 million in the current fiscal year in capital expenditures primarily associated with the acquisition and costs of equipping its new distribution center in Georgia and modify its existing distribution center in Florida ($14.0 million), the acquisition and initial installation costs associated with new software packages ($10.3 million) and, the costs associated with the establishment of Pazo concept stores (including costs incurred to date on unopened Pazo stores) and the acquisition of additional land and a 12,000 square foot building, which property is adjacent to the Company's headquarters in Ft. Myers, Florida and is to be used as the Pazo headquarters ($2.2 million), and with the balance attributable primarily to new, relocated, remodeled and expanded Chico's Company stores. During the same period in the prior fiscal year, the Company invested $37.4 million primarily for capital expenditures associated with the opening of new, relocated, remodeled and expanded Company stores.











During the current fiscal year, fourteen of the Company's eighteen officers and two of its three independent directors exercised an aggregate of 3,495,628 stock options (split-adjusted) at prices ranging from $0.36 to $10.84 (split-adjusted) and several employees and former employees exercised an aggregate of 179,264 (split-adjusted) options at prices ranging from $0.36 to $10.84 (split-adjusted). Also, during this period, the Company sold 29,296 and 18,315 shares of common stock during the July and September offering periods under its employee stock purchase plan at prices of $15.44 and $15.09, respectively. The proceeds from these issuances of stock, exclusive of the tax benefit realized by the Company, amounted to approximately $7.2 million.



The Company invested $50.7 million, net, in marketable securities and repaid its existing mortgage of $5.2 million in the current year. In the prior year, the Company invested $26.2 million in marketable securities and repaid $66,000 of its indebtedness.



In September 2002, the Company entered into a replacement unsecured revolving credit facility with Bank of America, N.A., expanding the maximum available commitment from $25 million to $45 million, extending the maturity to June 2005 and increasing the letter of credit sublimit of the facility from $22 million to $35 million.

The following table summarizes the Company's contractual obligations at February 1, 2003:







| | Total | Less than 1 year | 1-3 years | 4-5 years | After 5 years |
|---|---|---|---|---|---|
| Long-term debt | $ — | $ — | $ — | $ — | $ — |
| Short-term borrowings | — | — | — | — | — |
| Operating leases | 217,177,000 | 33,279,000 | 65,052,000 | 53,407,000 | 65,439,000 |
| Non-cancelable purchase commitments | 24,865,000 | 23,800,000 | 1,065,000 | — | — |
| **Total contractual commitments** | **$242,042,000** | **$57,079,000** | **$66,117,000** | **$53,407,000** | **$65,439,000** |





At February 1, 2003 and February 2, 2002, the Company did not have any relationship with unconsolidated entities or financial partnerships, which certain other companies have established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Therefore, the Company is not materially exposed to any financing, liquidity, market or credit risk that could arise if the Company had engaged in such relationships.





As more fully described in "Item 1" beginning on page 14 of the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2003, the Company is subject to ongoing risks associated with imports. The Company's reliance on sourcing from foreign countries causes the Company to be exposed to certain unique business and political risks. Import restrictions, including tariffs and quotas, and changes in such tariffs or quotas could affect the importation of apparel generally and, in that event, could increase the cost or reduce the supply of apparel available to the Company and have an adverse effect on the Company's business, financial condition and/or results of operations. The Company's merchandise flow could also be adversely affected by political instability in any of the countries in which its goods are manufactured, by significant fluctuations in the value of the U.S. dollar against applicable foreign currencies and by restrictions on the transfer of funds.



The Company plans to open a minimum of approximately 70-75 net Company-owned new stores (which includes a minimum of 10 Pazo stores) in fiscal 2003, of which 23 were opened as of April 18, 2003. The





Company believes that the liquidity needed for its planned new store growth, continuing remodel/expansion program, continued remodeling of the space in the Company's Ft. Myers headquarters previously used for distribution, continued installation of new software packages, rollout of its new concept stores on a test basis in fiscal 2003, and maintenance of proper inventory levels associated with this growth will be funded primarily from cash flow from operations and its strong existing cash and marketable securities balances. The Company further believes that this liquidity will be sufficient, based on the above, to fund anticipated capital needs over the near-term. Given the Company's existing cash and marketable securities balances and the capacity included in its bank credit facilities, the Company does not believe that it would need to seek other sources of financing to conduct its operations or pursue its expansion plans even if cash flow from operations should prove to be less than anticipated or if there should arise a need for additional letter of credit capacity due to establishing new and expanded sources of supply, or if the Company were to increase the number of new Company stores planned to be opened in future periods.





## SEASONALITY AND INFLATION



Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation has had a material effect on the results of operations during the current or prior periods. The Company does not consider its business to be seasonal.

## CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS



This annual report may contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which reflect the current views of the Company with respect to certain events that could have an effect on the Company's future financial performance. The statements may address items such as future sales, gross profit expectations, planned store openings, closings and expansions, future comparable store sales, future product sourcing plans, inventory levels, planned capital expenditures and future cash needs. In addition, from time to time, the Company may issue press releases and other written communications, and representatives of the Company may make oral statements which contain forward-looking information.





These statements, including those in this annual report and those in press releases or made orally, may include the words "expects," "believes," and similar expressions. Except for historical information, matters discussed in such oral and written statements, including this annual report, are forward-looking statements. These forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from historical results or those currently anticipated. These potential risks and uncertainties include the financial strength of retailing in particular and the economy in general, the extent of financial difficulties that may be experienced by customers, the ability of the Company to secure and maintain customer acceptance of Chico's styles, the propriety of inventory mix and sizing, the quality of merchandise received from vendors, the extent and nature of competition in the markets in which the Company operates, the extent of the market demand and overall level of spending for women's private label clothing and related accessories, the adequacy and perception of customer service, the ability to coordinate product development with buying and planning, the ability of the Company's suppliers to timely produce and deliver clothing and accessories, the changes in the costs of manufacturing, labor and advertising, the rate of new store openings, the buying public's acceptance of the Company's new store concept, the performance, implementation and integration of management information systems, the ability to hire, train, energize and retain qualified sales associates and other employees, the availability of quality store sites, the ability to hire and train qualified managerial employees, the ability to effectively and efficiently establish and operate catalog and Internet sales, the ability to secure and protect trademarks and other intellectual property rights, the ability to effectively and efficiently integrate and operate the newly











acquired facility, risks associated with terrorist activities and other risks. In addition, there are potential risks and uncertainties that are peculiar to the Company's reliance on sourcing from foreign vendors, including the impact of work stoppages, transportation delays and other interruptions, political or civil instability, foreign currency fluctuations, imposition of and changes in tariffs and import and export controls such as import quotas, changes in governmental policies in or towards foreign countries and other similar factors.





The forward-looking statements included herein are only made as of the date of this Annual Report. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



## CRITICAL ACCOUNTING POLICIES AND ESTIMATES





The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to customer product returns, inventories, income taxes, insurance reserves, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.





The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.



### Inventory Valuation

The Company identifies potentially excess and slow-moving inventories by evaluating turn rates and inventory levels in conjunction with the Company's overall growth rate. Excess quantities are identified through evaluation of inventory ageings, review of inventory turns and historical sales experiences, as well as specific identification based on fashion trends. Further, exposure to inadequate realization of carrying value is identified through analysis of gross margins and markdowns in combination with changes in the fashion industry. The Company provides lower of cost or market reserves for such identified excess and slow-moving inventories.



### Inventory Shrinkage



The Company estimates its expected shrinkage of inventories between physical inventory counts by applying historical chain-wide average shrinkage experience rates to the related periods' sales volume. The historical rates are updated on a regular basis to reflect the most recent physical inventory shrinkage experience.

### Sales Returns





The Company's policy is to honor customer returns at all times. Returns after 30 days of the original purchase, or returns without the original receipt, qualify for store credit only. The Company will, in certain circumstances, offer full customer refunds either after 30 days or without a receipt. The Company estimates its reserve for likely customer returns based on the average refund experience in relation to sales for the related period.



## Self-Insurance



The Company is self-insured for certain losses relating to workers' compensation, medical and general liability claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the aggregate liability for uninsured claims incurred using insurance industry benchmarks and historical experience. Although management believes it has the ability to adequately accrue for estimated losses related to claims, it is possible that actual results could significantly differ from recorded self-insurance liabilities.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The market risk of the Company's financial instruments as of February 1, 2003 has not significantly changed since February 2, 2002. The Company is exposed to market risk from changes in interest rates on its indebtedness. The Company's exposure to interest rate risk relates in part to its revolving line of credit with its bank; however, as of February 1, 2003, the Company did not have any outstanding borrowings on its line of credit and, given its strong liquidity position, does not expect to utilize its line of credit in the foreseeable future except for its continuing use of the letter of credit facility portion thereof.



## NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a significant impact on the Company's financial position or results of operations.



In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a significant impact on the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation, Transition and Disclosure" (SFAS 148). SFAS 148 amends SFAS 123, to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure provisions of SFAS 123. SFAS 148 does not amend SFAS 123 to require companies to account for their employee stock-based awards using the fair value method. However, the disclosure provisions are required for all companies with stock-based employee compensation, regardless of whether they utilize the fair value method of accounting described in SFAS 123 or the intrinsic value method described in APB 25. The Company adopted the disclosure provisions of SFAS 148 during the year ended February 1, 2003.







## CONTROLS AND PROCEDURES



Within the 90 days prior to the date of this report, an evaluation was carried out under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.



## LEGAL PROCEEDINGS



The Company was named as defendant in a suit filed in September 2001 in the Superior Court for the State of California for the County of Orange. This suit, Carmen Davis vs. Chico's FAS, Inc., was filed by the plaintiff, seeking to represent all other Company assistant store managers, sales associates and hourly employees in California from September 21, 1997 to the present. The Company responded by seeking to dismiss the complaint and strike selected claims in order to either eliminate the litigation or gain greater clarity as to the basis for the plaintiff's action. In response, the plaintiff filed an amended complaint on February 15, 2002, which differs in a number of material respects from the original complaint. The amended complaint alleged that the Company failed to pay overtime wages and failed to provide rest breaks and meal periods. The action sought "class action" status and sought unspecified monetary damages. Following preliminary settlement discussions, the parties attended a mediation on October 14, 2002, at which the parties reached a settlement on a class-wide basis. The settlement provides for a common fund out of which settlement awards to class members and the costs of the settlement will be paid. The parties prepared a settlement agreement, which was lodged with the Court. The settlement agreement states that the settlement is not an admission of liability and that the Company continues to deny liability for any of plaintiff's claims. Subsequent to year end, the Court heard the plaintiff's motion for preliminary approval of the settlement. The Court granted the motion and ordered that the parties give notice of the settlement to the class members. Once notice is given, class members will have sixty days to file claim forms to participate in the settlement or to file exclusion forms to opt out of the settlement. On September 16, 2003, the Court will hold a settlement fairness hearing for the purpose of determining whether to give final approval to the settlement. If final approval is given, and no appeals challenging the settlement are filed, the Company will pay the settlement sums to class members who have filed valid claims and also will pay amounts owing for attorney's fees, costs and other expenses of the settlement. The settlement provides for a release of all covered claims by class members who do not opt out of the settlement. The Company does not believe the outcome of this will have a material impact on the Company's results of operations or financial condition.











Chico's is not a party to any other legal proceedings, other than various claims and lawsuits arising in the normal course of the Company's business, none of which the Company believes should have a material adverse effect on its financial condition or results of operations.







## TRADING AND DIVIDEND INFORMATION



The following table sets forth, for the periods indicated, the range of high and low sale prices for the Common Stock, as reported on the New York Stock Exchange and Nasdaq National Market System.[1]

| For the Fiscal Year Ended February 1, 2003 | High[2] | Low[2] |
|---|---|---|
| Fourth Quarter (November 3, 2002 – February 1, 2003) | $23.73 | $16.83 |
| Third Quarter (August 4, 2002 – November 2, 2002) | 21.09 | 13.02 |
| Second Quarter (May 5, 2002 – August 3, 2002) | 21.00 | 13.26 |
| First Quarter (February 3, 2002 – May 4, 2002) | 18.99 | 14.40 |



| For the Fiscal Year Ended February 2, 2002 | High[2] | Low[2] |
|---|---|---|
| Fourth Quarter (November 4, 2001 – February 2, 2002) | $15.29 | $ 9.50 |
| Third Quarter (August 5, 2001 – November 3, 2001) | 13.00 | 6.83 |
| Second Quarter (May 6, 2001 – August 4, 2001) | 12.84 | 8.66 |
| First Quarter (February 4, 2001 – May 5, 2001) | 10.45 | 6.86 |



(1) On April 11, 2001, the Company commenced its trading on the New York Stock Exchange.
(2) Adjusted for the 2 for 1 stock split payable in July 2002, the 3 for 2 stock split payable January 2002 and the 3 for 2 stock split payable in May 2001.



The Company does not intend to pay any cash dividends for the foreseeable future and intends to retain earnings, if any, for the future operation and expansion of the Company's business. Any determination to pay dividends in the future will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board of Directors.



The approximate number of equity security holders of the Company is as follows:

| Title of Class | Number of Record Holders As of April 18, 2003 |
|---|---|
| Common Stock, par value $.01 per share | 1,080 |













# Report of Independent Certified Public Accountants

Board of Directors and Shareholders
Chico's FAS, Inc.

We have audited the accompanying consolidated balance sheet of Chico's FAS, Inc. and subsidiaries as of February 1, 2003, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Chico's FAS, Inc. and subsidiaries as of February 2, 2002 and for each of the two years in the period then ended, were audited by other auditors who have ceased operations and whose report dated March 4, 2002, expressed an unqualified opinion on those statements before the common stock split restatement adjustments described in Note 1.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chico's FAS, Inc. and subsidiaries at February 1, 2003, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As discussed above, the financial statements of Chico's FAS, Inc. and subsidiaries as of February 2, 2002, and for each of the two years in the period then ended were audited by other auditors who have ceased operations. As described in Note 1, in the fiscal year ended February 1, 2003, the Company's Board of Directors approved a two-for-one common stock split, and all references to number of shares and per share information in the financial statements have been adjusted to reflect the common stock split on a retroactive basis. We audited the adjustments that were applied to restate the number of shares and per share information reflected in the financial statements for the years ended February 2, 2002 and February 3, 2001. Our procedures included (a) agreeing the authorization for the two-for-one common stock split to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the restated number of shares, basic and diluted earnings per share and other applicable disclosures such as stock options. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the financial statements of the Company for the years ended February 2, 2002 and February 3, 2001 other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the financial statements for the years ended February 2, 2002 and February 3, 2001 taken as a whole.

Ernst + Young LLP

Tampa, Florida
February 28, 2003

# Report of Independent Certified Public Accountants

THIS REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP. THE INCLUSION OF THIS PREVIOUSLY ISSUED ANDERSEN REPORT IS PURSUANT TO THE "TEMPORARY FINAL RULE AND FINAL RULE REQUIREMENTS FOR ARTHUR ANDERSEN LLP AUDITING CLIENTS," ISSUED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION IN MARCH 2002. NOTE THAT THIS PREVIOUSLY ISSUED ANDERSEN REPORT INCLUDES REFERENCES TO CERTAIN FISCAL YEARS, WHICH ARE NOT REQUIRED TO BE PRESENTED IN THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED FEBRUARY 1, 2003.

To Chico's FAS, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Chico's FAS, Inc. (a Florida corporation) and subsidiaries as of February 2, 2002, and February 3, 2001, and the related consolidated statements of income, stockholders' equity and cash flows for the fiscal years ended February 2, 2002, February 3, 2001, and January 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chico's FAS, Inc. and subsidiaries as of February 2, 2002, and February 3, 2001, and the results of their operations and their cash flows for the fiscal years ended February 2, 2002, February 3, 2001, and January 29, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Tampa, Florida
March 4, 2002





# CHICO'S FAS, INC. AND SUBSIDIARIES
# CONSOLIDATED BALANCE SHEETS

| **ASSETS** | February 1, 2003 | February 2, 2002 |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ 8,753,089 | $ 13,376,864 |
| Marketable securities | 91,195,175 | 40,428,675 |
| Receivables, less allowances for sales returns of $304,000 and $293,000, respectively | 2,226,068 | 2,083,470 |
| Inventories | 44,907,504 | 28,905,066 |
| Prepaid expenses | 6,222,526 | 3,796,798 |
| Deferred taxes | 7,125,000 | 4,400,000 |
| Total current assets | 160,429,362 | 92,990,873 |
| **PROPERTY AND EQUIPMENT:** | | |
| Land and land improvements | 5,166,394 | 2,870,111 |
| Building and building improvements | 19,667,654 | 12,424,784 |
| Equipment, furniture and fixtures | 71,769,250 | 41,752,754 |
| Leasehold improvements | 78,792,080 | 57,259,004 |
| Total property and equipment | 175,395,378 | 114,306,653 |
| Less accumulated depreciation and amortization | (36,686,235) | (23,000,701) |
| Property and equipment, net | 138,709,143 | 91,305,952 |
| **DEFERRED TAXES** | 92,000 | 1,166,000 |
| **OTHER ASSETS, net** | 2,313,242 | 922,535 |
| | $ 301,543,747 | $ 186,385,360 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable | $ 28,488,471 | $ 18,054,137 |
| Accrued liabilities | 26,200,081 | 16,585,157 |
| Current portion of debt and deferred liabilities | 171,217 | 306,876 |
| Total current liabilities | 54,859,769 | 34,946,170 |
| **NONCURRENT LIABILITIES:** | | |
| Long-term debt, excluding current portion | — | 5,022,499 |
| Deferred liabilities | 6,550,856 | 2,921,760 |
| Total noncurrent liabilities | 6,550,856 | 7,944,259 |
| **COMMITMENTS AND CONTINGENCIES** | | |
| **STOCKHOLDERS' EQUITY:** | | |
| Common stock, $.01 par value; 200,000,000 shares authorized and 85,282,321 and 81,581,318 shares issued and outstanding, respectively | 852,823 | 815,813 |
| Additional paid-in capital | 63,985,702 | 34,226,490 |
| Retained earnings | 175,109,145 | 108,350,203 |
| Accumulated other comprehensive income | 185,452 | 102,425 |
| Total stockholders' equity | 240,133,122 | 143,494,931 |
| | $ 301,543,747 | $ 186,385,360 |

The accompanying notes are an integral part of these consolidated balance sheets.

# CHICO'S FAS, INC. AND SUBSIDIARIES
# CONSOLIDATED STATEMENTS OF INCOME

| | FISCAL YEAR ENDED | | |
|---|---|---|---|
| | February 1, 2003 | February 2, 2002 | February 3, 2001 |
| Net sales by company stores | $ 508,492,490 | $ 362,443,217 | $ 252,168,208 |
| Net sales by catalog and internet | 16,070,061 | 10,202,908 | 2,656,156 |
| Net sales to franchisees | 6,545,594 | 5,439,215 | 4,621,532 |
| **Net sales** | 531,108,145 | 378,085,340 | 259,445,896 |
| Cost of goods sold | 209,770,101 | 153,937,579 | 108,670,577 |
| **Gross profit** | 321,338,044 | 224,147,761 | 150,775,319 |
| General, administrative and store operating expenses | 199,495,043 | 146,610,788 | 99,757,264 |
| Depreciation and amortization | 15,049,746 | 10,001,087 | 5,654,582 |
| **Income from operations** | 106,793,255 | 67,535,886 | 45,363,473 |
| Interest income, net | 882,687 | 507,145 | 408,146 |
| **Income before income taxes** | 107,675,942 | 68,043,031 | 45,771,619 |
| Income tax provision | 40,917,000 | 25,856,000 | 17,393,000 |
| **Net income** | $ 66,758,942 | $ 42,187,031 | $ 28,378,619 |
| **PER SHARE DATA:** | | | |
| Net income per common share – basic | $ 0.80 | $ 0.52 | $ 0.36 |
| Net income per common and common equivalent share – diluted | $ 0.78 | $ 0.50 | $ 0.35 |
| Weighted average common shares outstanding – basic | 83,308,829 | 80,365,350 | 78,083,786 |
| Weighted average common and common equivalent shares outstanding – diluted | 86,032,052 | 83,778,336 | 81,665,394 |

The accompanying notes are an integral part of these consolidated statements.







# CHICO'S FAS, INC. AND SUBSIDIARIES
# CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| | Common Stock | | | | | |
|---|---|---|---|---|---|---|
| | Shares | Par Value | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive (Loss) Income | Total |
| **BALANCE, January 29, 2000** | 77,078,412 | $ 770,784 | $ 14,109,739 | $ 37,784,553 | $ (24,334) | $ 52,640,742 |
| Net income | — | — | — | 28,378,619 | — | 28,378,619 |
| Unrealized gain on marketable securities, net | — | — | — | — | 71,580 | 71,580 |
| Comprehensive income | | | | | | 28,450,199 |
| Issuance of common stock | 1,668,758 | 16,688 | 1,526,456 | — | — | 1,543,144 |
| Stock option compensation | — | — | 70,156 | — | — | 70,156 |
| Tax benefit of stock options exercised | — | — | 2,617,000 | — | — | 2,617,000 |
| **BALANCE, February 3, 2001** | 78,747,170 | 787,472 | 18,323,351 | 66,163,172 | 47,246 | 85,321,241 |
| Net income | — | — | — | 42,187,031 | — | 42,187,031 |
| Unrealized gain on marketable securities, net | — | — | — | — | 55,179 | 55,179 |
| Comprehensive income | | | | | | 42,242,210 |
| Issuance of common stock | 2,834,148 | 28,341 | 7,674,495 | — | — | 7,702,836 |
| Stock option compensation | — | — | 44,644 | — | — | 44,644 |
| Tax benefit of stock options exercised | — | — | 8,184,000 | — | — | 8,184,000 |
| **BALANCE, February 2, 2002** | 81,581,318 | 815,813 | 34,226,490 | 108,350,203 | 102,425 | 143,494,931 |
| Net income | — | — | — | 66,758,942 | — | 66,758,942 |
| Unrealized gain on marketable securities, net | — | — | — | — | 83,027 | 83,027 |
| Comprehensive income | | | | | | 66,841,969 |
| Issuance of common stock | 3,701,003 | 37,010 | 7,210,212 | — | — | 7,247,222 |
| Tax benefit of stock options exercised | — | — | 22,549,000 | — | — | 22,549,000 |
| **BALANCE, February 1, 2003** | 85,282,321 | $ 852,823 | $ 63,985,702 | $ 175,109,145 | $ 185,452 | $ 240,133,122 |

The accompanying notes are an integral part of these consolidated statements.









# CHICO'S FAS, INC. AND SUBSIDIARIES
# CONSOLIDATED STATEMENTS OF CASH FLOWS

| | FISCAL YEAR ENDED | | |
|---|---|---|---|
| | February 1, 2003 | February 2, 2002 | February 3, 2001 |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | |
| Net income | $ 66,758,942 | $ 42,187,031 | $ 28,378,619 |
| Adjustments to reconcile net income to net cash provided by operating activities — | | | |
| Depreciation and amortization, cost of goods sold | 1,093,486 | 405,787 | 323,162 |
| Depreciation and amortization, other | 15,049,743 | 10,001,087 | 5,654,582 |
| Stock option compensation | — | 44,644 | 70,156 |
| Deferred tax benefit | (1,651,000) | (1,816,000) | (606,000) |
| Tax benefit of options exercised | 22,549,000 | 8,184,000 | 2,617,000 |
| Deferred rent expense, net | 1,481,689 | 882,873 | 406,971 |
| Loss from disposal of property and equipment | 1,314,696 | 1,445,078 | 393,970 |
| (Increase) decrease in assets — | | | |
| Receivables, net | (142,598) | 915,440 | (1,292,249) |
| Inventories | (16,002,438) | (4,510,904) | (9,559,362) |
| Prepaid expenses | (2,425,728) | (1,542,449) | (1,585,654) |
| Other assets, net | 735,079 | (292,305) | (109,821) |
| Increase in liabilities — | | | |
| Accounts payable | 10,434,334 | 4,302,375 | 7,769,078 |
| Accrued liabilities | 9,612,266 | 5,285,805 | 6,706,248 |
| Total adjustments | 42,048,529 | 23,305,431 | 10,788,081 |
| Net cash provided by operating activities | 108,807,471 | 65,492,462 | 39,166,700 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| Purchases of marketable securities | (134,918,633) | (56,396,476) | (30,131,458) |
| Proceeds from sale of marketable securities | 84,235,160 | 30,244,500 | 29,977,045 |
| Purchases of property and equipment | (64,741,870) | (37,436,496) | (40,468,993) |
| Net cash used in investing activities | (115,425,343) | (63,588,472) | (40,623,406) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| Proceeds from issuance of common stock | 7,247,222 | 7,702,836 | 1,543,144 |
| Principal payments on debt | (5,155,500) | (66,000) | (72,000) |
| Deferred finance costs | (97,625) | (78,080) | (81,250) |
| Net cash provided by financing activities | 1,994,097 | 7,558,756 | 1,389,894 |
| Net (decrease) increase in cash and cash equivalents | (4,623,775) | 9,462,746 | (66,812) |
| **CASH AND CASH EQUIVALENTS,** | | | |
| Beginning of period | 13,376,864 | 3,914,118 | 3,980,930 |
| **CASH AND CASH EQUIVALENTS,** | | | |
| End of period | $ 8,753,089 | $ 13,376,864 | $ 3,914,118 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:** | | | |
| Cash paid for interest | $ 284,739 | $ 610,384 | $ 893,811 |
| Cash paid for income taxes | $ 19,200,379 | $ 17,657,563 | $ 15,839,172 |

The accompanying notes are an integral part of these consolidated statements.



# CHICO'S FAS, INC. AND SUBSIDIARIES
# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



FEBRUARY 1, 2003

## 1. BUSINESS ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

### BUSINESS ORGANIZATION



The accompanying consolidated financial statements include the accounts of Chico's FAS, Inc., a Florida corporation, and its wholly-owned subsidiaries. The Company operates as a specialty retailer of exclusively designed, private label casual clothing and related accessories. The Company sells its products through traditional retail stores, catalog, a small franchise network and via the Internet at www.chicos.com. As of February 1, 2003, the Company's retail store system consisted of 378 stores located throughout the United States, 366 of which are owned and operated by the Company, and 12 of which are owned and operated by franchisees.

### FISCAL YEAR



The Company has a 52-53 week fiscal year ending on the Saturday closest to January 31. The fiscal years ended February 1, 2003, February 2, 2002, and February 3, 2001 contained 52, 52 and 53 weeks, respectively.

### FRANCHISE OPERATIONS



A summary of the changes in the number of the Company's franchise stores as compared to total company-owned stores as of February 1, 2003, and February 2, 2002, and for the fiscal years then ended is as follows:

| | Fiscal Year Ended | |
|---|---|---|
| | February 1, 2003 | February 2, 2002 |
| Franchise stores opened | 1 | — |
| Franchise stores in operation at fiscal year-end | 12 | 11 |
| Company-owned stores at fiscal year-end | 366 | 300 |



### PRINCIPLES OF CONSOLIDATION



The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

### MANAGEMENT ESTIMATES



The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions made by management primarily impact the following key financial areas:





### Inventory Valuation

The Company identifies potentially excess and slow-moving inventories by evaluating turn rates and inventory levels in conjunction with the Company's overall growth rate. Excess quantities are identified through evaluation of inventory ageings, review of inventory turns and historical sales experiences, as well as specific identification based on fashion trends. Further, exposure to inadequate realization of carrying value is identified through analysis of gross margins and markdowns in combination with changes in the fashion industry. The Company provides lower of cost or market reserves for such identified excess and slow-moving inventories.





### Inventory Shrinkage

The Company estimates its expected shrinkage of inventories between physical inventory counts by applying historical chain-wide average shrinkage experience rates to the related periods' sales volume. The historical rates are updated on a regular basis to reflect the most recent physical inventory shrinkage experience.



### Sales Returns

The Company's policy is to honor customer returns at all times. Returns after 30 days of the original purchase, or returns without the original receipt, qualify for store credit only. The Company will, in certain circumstances, offer full customer refunds either after 30 days or without a receipt. The Company estimates its reserve for likely customer returns based on the average refund experience in relation to sales for the related period.





### Self-Insurance

The Company is self-insured for certain losses relating to workers' compensation, medical and general liability claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the aggregate liability for uninsured claims incurred using insurance industry benchmarks and historical experience. Although management believes it has the ability to adequately accrue for estimated losses related to claims, it is possible that actual results could significantly differ from recorded self-insurance liabilities.



## RECLASSIFICATIONS



Reclassifications of certain prior-year balances were made in order to conform to the current-year presentation.

## CASH AND CASH EQUIVALENTS



Cash and cash equivalents includes cash on hand and in banks with original maturities of three months or less.

## MARKETABLE SECURITIES



Marketable securities are classified as available-for-sale securities and are carried at fair value, with the unrealized holding gains and losses, net of income taxes, reflected as a separate component of stockholders' equity until realized. For the purposes of computing realized and unrealized gains and losses, cost is determined on a specific identification basis.





## INVENTORIES



Fabric inventories of approximately $2,466,000 and $2,400,000 as of February 1, 2003, and February 2, 2002, respectively, are recorded at the lower of cost, using the first-in, first-out (FIFO) method, or market. All other inventories consisting of merchandise held for sale are recorded at the lower of cost, using the last-in, first-out (LIFO) method, or market. If the lower of FIFO or market method had been used for all inventories, inventories would have been approximately $638,000 and $1,578,000 higher as of February 1, 2003, and February 2, 2002, respectively, than those reported in the accompanying consolidated balance sheets. Purchasing, merchandising, distribution and product development costs are expensed as incurred, and are included in the accompanying consolidated statements of income as a component of cost of goods sold.



## PROPERTY AND EQUIPMENT



Property and equipment is stated at cost. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are depreciated over the lesser of the useful lives of the assets or the lease terms. The Company's property and equipment is depreciated using the following estimated useful lives:



| | Estimated Useful Lives |
|---|---|
| Land and land improvements | 35 years |
| Building and building improvements | 20 – 35 years |
| Equipment, furniture and fixtures | 2 – 10 years |
| Leasehold improvements | 3 – 10 years or term of lease, if shorter |



Maintenance and repairs of property and equipment are expensed as incurred, and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation or amortization are eliminated from the accounts, and any gain or loss is charged to operations.

## ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS



Long-lived assets are reviewed periodically for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. If expected future undiscounted cash flows from operations are less than their carrying amounts, an asset is determined to be impaired, and a loss is recorded for the amount by which the carrying value of the asset exceeds its fair value.



## INCOME TAXES

The Company follows the liability method, which establishes deferred tax assets and liabilities for the temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Net deferred tax assets, whose realization is dependent on taxable earnings in future years, are recognized when a greater than 50 percent probability exists that the tax benefits will actually be realized sometime in the future.



## FAIR VALUE OF FINANCIAL INSTRUMENTS



The Company's financial instruments consist of cash and cash equivalents, marketable securities, short-term trade receivables and payables and in the prior year, long-term debt instruments. The carrying values of cash and cash equivalents, marketable securities, trade receivables and trade payables equal current fair value. The terms of the Company's long-term debt agreements, as amended, include variable interest rates, which approximate current market rates.



## REVENUE RECOGNITION



Retail sales by Company stores are recorded at the point of sale and are net of estimated customer returns. Retail sales by catalog and Internet are recorded when shipments are made to catalog and Internet customers and are net of estimated customer returns. Net sales to franchisees are recorded when merchandise is shipped to franchisees and are net of estimated returns.



## STORE PRE-OPENING COSTS

Operating costs (including store set-up, rent and training expenses) incurred prior to the opening of new stores are expensed as incurred and are included in general, administrative and store operating expenses in the accompanying consolidated statements of income.



## ADVERTISING COSTS

Costs associated with advertising are charged to expense when the advertising occurs. During the fiscal years ended February 1, 2003, February 2, 2002, and February 3, 2001, advertising costs of approximately $18,811,000, $12,816,000 and $7,051,000, respectively, are included in general, administrative and store operating expenses.



## STOCK-BASED COMPENSATION PLANS

As allowed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company has elected to account for its stock-based compensation plans under the intrinsic value method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Accordingly, the Company does not recognize compensation expense for stock option grants when the exercise price of the option equals or exceeds the market price of the Company's common stock on the date of grant. The Company has adopted the pro forma disclosure requirements of SFAS 123 and SFAS 148. See Note 7.



## COMMON STOCK SPLITS

During the fiscal years ended February, 1, 2003 and February 2, 2002, the Board of Directors (the Board) declared three common stock splits (collectively, the Stock Splits). On April 19, 2001, the Board declared a three-for-two stock split of the Company's common stock, payable in the form of a stock dividend on May 16, 2001, to shareholders of record as of the close of business on May 2, 2001. On December 19, 2001, the Board declared a three-for-two stock split of the Company's common stock, payable in the form of a stock dividend on January 18, 2002, to shareholders of record as of the close of business on December 31, 2001. On June 27, 2002, the Board declared a two-for-one stock split of the Company's common stock, payable in the form of a stock dividend on July 29, 2002, to shareholders of record as of the close of business on July 15, 2002. Accordingly, all historical weighted average share and per share amounts and all references to the number of common shares elsewhere in the consolidated financial statements and notes thereto have been restated to reflect the Stock Splits. Par value remains unchanged at $0.01.





## NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE



SFAS No. 128, "Earnings per Share" (SFAS 128), requires companies with complex capital structures that have publicly held common stock or common stock equivalents to present both basic and diluted earnings per share (EPS) on the face of the income statement. As provided by SFAS 128, basic EPS is based on the





weighted average number of common shares outstanding and diluted EPS is based on the weighted average number of common shares outstanding plus the dilutive common equivalent shares outstanding during the period.



The following is a reconciliation of the denominators of the basic and diluted EPS computations shown on the face of the accompanying consolidated statements of income as restated for the Stock Splits:



| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 1, 2003 | February 2, 2002 | February 3, 2001 |
| Weighted average common shares outstanding – basic | 83,308,829 | 80,365,350 | 78,083,786 |
| Dilutive effect of stock options outstanding | 2,723,223 | 3,412,986 | 3,581,608 |
| Weighted average common and common equivalent shares outstanding – diluted | 86,032,052 | 83,778,336 | 81,665,394 |



The following options were outstanding as of the end of the fiscal years but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares:



| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 1, 2003 | February 2, 2002 | February 3, 2001 |
| Number of options | 523,800 | 373,000 | 1,026,000 |
| Exercise price | $ 18.30 – $ 21.42 | $ 10.66 – $ 13.34 | $ 7.31 – $ 7.72 |
| Expiration date | June 25, 2012 – December 16, 2012 | May 23, 2010 – January 2, 2012 | August 7, 2010 – October 30, 2010 |



## NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS



In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a significant impact on the Company's financial position or results of operations.



In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a significant impact on the Company's financial position or results of operations.








In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation Transition and Disclosure" (SFAS 148). SFAS 148 amends SFAS 123, to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure provisions of SFAS 123. SFAS 148 does not amend SFAS 123 to require companies to account for their employee stock-based awards using the fair value method. However, the disclosure provisions are required for all companies with stock-based employee compensation, regardless of whether they utilize the fair value method of accounting described in SFAS 123 or the intrinsic value method described in APB 25. The Company adopted the disclosure provisions of SFAS 148 during the year ended February 1, 2003.



## 2. MARKETABLE SECURITIES:

Marketable securities classified as available-for-sale consist of the following:



| | February 1, 2003 | February 2, 2002 |
|---|---|---|
| Municipal bonds, cost | $ 91,009,723 | $ 40,326,250 |
| Municipal bonds, fair value | 91,195,175 | 40,428,675 |
| Unrealized gain | $ 185,452 | $ 102,425 |



During the fiscal years ended February 1, 2003, February 2, 2002 and February 3, 2001, realized gains of approximately $5,900, $500 and $5,000, respectively, were recognized on sales of the Company's marketable securities and are included in interest income, net in the accompanying consolidated statements of income. At February 1, 2003, approximately 26 percent of the Company's marketable securities mature within one year, 7 percent between one and two years and the remainder by 2032.



## 3. ACCRUED LIABILITIES:

Accrued liabilities consisted of the following:



| | February 1, 2003 | February 2, 2002 |
|---|---|---|
| Allowance for estimated customer returns, gift certificates and store credits outstanding | $ 10,136,121 | $ 5,598,777 |
| Accrued payroll, bonuses and severance costs | 8,004,105 | 6,203,882 |
| Other | 8,059,855 | 4,782,498 |
| | $ 26,200,081 | $ 16,585,157 |



## 4. INCOME TAXES:

The Company's income tax provision consisted of the following:



| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 1, 2003 | February 2, 2002 | February 3, 2001 |
| Current: | | | |
| Federal | $ 37,399,000 | $ 24,394,000 | $ 15,820,000 |
| State | 5,169,000 | 3,278,000 | 2,179,000 |
| Deferred: | | | |
| Federal | (1,451,000) | (1,603,000) | (492,000) |
| State | (200,000) | (213,000) | (114,000) |
| Total income tax provision | $ 40,917,000 | $ 25,856,000 | $ 17,393,000 |






The reconciliation of the income tax provision based on the U.S. statutory federal income tax rate (35 percent) to the Company's income tax provision is as follows:



| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 1, 2003 | February 2, 2002 | February 3, 2001 |
| Tax expense at the statutory rate | $ 37,687,000 | $ 23,815,000 | $ 16,020,000 |
| State income tax expense, net of federal tax benefit | 3,230,000 | 2,041,000 | 1,369,000 |
| Other | — | — | 4,000 |
| Total income tax provision | $ 40,917,000 | $ 25,856,000 | $ 17,393,000 |



Deferred tax assets and liabilities are recorded due to different carrying amounts for financial and income tax reporting purposes arising from cumulative temporary differences. These differences consist of the following as of February 1, 2003, and February 2, 2002:





| | February 1, 2003 | February 2, 2002 |
|---|---|---|
| Assets: | | |
| Accrued liabilities and allowances | $ 5,505,000 | $ 2,897,000 |
| Lease obligations | 1,738,000 | 1,176,000 |
| Inventories | 1,577,000 | 1,431,000 |
| Other | 860,000 | 207,000 |
| | 9,680,000 | 5,711,000 |
| Liabilities: | | |
| Property and equipment | (2,463,000) | (145,000) |
| | $ 7,217,000 | $ 5,566,000 |



## 5. LONG-TERM DEBT AND DEFERRED LIABILITIES:



Debt and deferred liabilities consisted of the following:





| | February 1, 2003 | February 2, 2002 |
|---|---|---|
| Line of credit | $ — | $ — |
| Mortgage note | — | 5,155,500 |
| Deferred rent | 4,574,666 | 3,095,635 |
| Deferred compensation | 2,147,407 | — |
| Total debt and deferred liabilities | 6,722,073 | 8,251,135 |
| Less current portion | (171,217) | (306,876) |
| | $ 6,550,856 | $ 7,944,259 |







During the fiscal year ended February 3, 2001, the Company entered into a two-year unsecured revolving credit facility (the Credit Facility), whereby the Company was able to borrow up to $25 million. The Credit Facility consisted of a $10 million line of credit and $15 million in reserves for letters of credit (see Note 6). During the fiscal year ended February 2, 2002, the Company amended the Credit Facility, to (i) increase the reserve for letters of credit from $15 million to $20 million and lower the line of credit from $10 million to $5 million and (ii) extend the Mortgage Note through February 2012, as more fully described below. In September 2002, the Company entered into a replacement unsecured revolving credit facility replacing the existing Credit Facility, expanding the maximum available commitment from $25 million to $45 million, extending the maturity to June 2005 and increasing the letter of credit sublimit of the facility to $35 million. All borrowings under the Credit Facility bear interest at the LIBOR rate, plus an additional amount ranging from 0.80 percent to 2.90 percent adjusted quarterly based on the Company's performance per annum (a combined 2.14 percent at February 1, 2003). The Company is also required to pay, quarterly in arrears, a commitment fee of 0.10 percent per annum on the average daily unused portion of the Line. There are no compensating balance requirements associated with the Credit Facility.





The Credit Facility contains certain restrictions regarding additional indebtedness, business operations, liens, guaranties, transfers and sales of assets, and transactions with subsidiaries or affiliates. In addition, the Company must comply with certain quarterly restrictions (based on a rolling four-quarters basis) regarding net worth, leverage ratio, fixed charge coverage and current ratio requirements. The Company was in compliance with all covenants at February 1, 2003.





The Mortgage Note was financed with a bank, initially bearing interest at the bank's prime rate plus 0.5 percent. During the fiscal year ended February 3, 2001, in connection with the closing of the Credit Facility, the Company amended the Mortgage Note to provide that the existing indebtedness would bear interest under the same provision as that in the Credit Facility and the restrictive covenants would be modified to be the same as those in the Credit Facility. The Mortgage Note was secured by a first priority mortgage on land, land improvements and certain building and equipment. During December 2001, the Company amended the Mortgage Note to extend the balloon payment due date from 2003 to February 2012. The monthly payments were increased from $6,000 principal plus interest to $11,083 principal plus interest, beginning February 2002. Monthly principal payments thereafter increase annually by 6 percent each February through 2011. In December 2002, the Company repaid the outstanding balance on the Mortgage Note of $5,049,862.





Deferred rent represents the difference between actual operating lease obligations due and operating lease expense, which is recorded by the Company on a straight-line basis over the terms of its leases.

Deferred compensation represents the deferred compensation liability payable to participants of the Chico's FAS, Inc. Deferred Compensation Plan (the "Deferred Plan"). See Note 8.



## 6. COMMITMENTS AND CONTINGENCIES:

The Company leases retail store space and various office equipment under operating leases expiring in various years through the fiscal year ending 2013. Certain of the leases provide that the Company may cancel the lease if the Company's retail sales at that location fall below an established level, while certain leases provide for additional rent payments to be made when sales exceed a base amount. Certain operating leases provide for renewal options for periods from three to five years at their fair rental value at the time of renewal. In the normal course of business, operating leases are generally renewed or replaced by other leases.









Minimum future rental payments under noncancellable operating leases (including leases with certain minimum sales cancellation clauses described below and exclusive of common area maintenance charges and/or contingent rental payments based on sales) as of February 1, 2003, are approximately as follows:





| Fiscal Year Ending | Amount |
|---|---|
| January 31, 2004 | $ 33,279,000 |
| January 29, 2005 | 33,679,000 |
| January 28, 2006 | 31,373,000 |
| February 3, 2007 | 28,716,000 |
| February 2, 2008 | 24,691,000 |
| Thereafter | 65,439,000 |
| | $ 217,177,000 |



As mentioned previously, a majority of the Company's new store operating leases contain cancellation clauses that allow the leases to be terminated at the Company's discretion, if certain minimum sales levels are not met within the first few years of the lease term. The Company has not historically exercised many of these cancellation clauses and, therefore, has included the full lease terms of such leases in the above table. For the fiscal years ended February 1, 2003, February 2, 2002, and February 3, 2001, total rent expense under the Company's operating leases was approximately $42,204,000, $30,818,000 and $21,185,000, respectively, including common area maintenance charges of approximately $5,206,000, $3,560,000 and $2,511,000, respectively, other rental charges of approximately $5,014,000, $3,406,000 and $2,473,000, respectively, and contingent rental expense of approximately $3,970,000, $3,431,000 and $2,437,000, respectively, based on sales.



At February 1, 2003, the Company had approximately $22,766,000 in commercial letters of credit outstanding (see Note 5), which had arisen in the normal course of business due to foreign purchase commitments.



The Company was named as defendant in a suit filed in September 2001 in the Superior Court for the State of California for the County of Orange. This suit, Carmen Davis vs. Chico's FAS, Inc., was filed by the plaintiff, seeking to represent all other Company assistant store managers, sales associates and hourly employees in California from September 21, 1997 to the present. The Company responded by seeking to dismiss the complaint and strike selected claims in order to either eliminate the litigation or gain greater clarity as to the basis for the plaintiff's action. In response, the plaintiff filed an amended complaint on February 15, 2002, which differs in a number of material respects from the original complaint. The amended complaint alleged that the Company failed to pay overtime wages and failed to provide rest breaks and meal periods. The action sought "class action" status and sought unspecified monetary damages. Following preliminary settlement discussions, the parties attended a mediation on October 14, 2002, at which the parties reached a settlement on a class-wide basis. The settlement provides for a common fund out of which settlement awards to class members and the costs of the settlement will be paid. The parties prepared a settlement agreement, which was lodged with the Court. The settlement agreement states that the settlement is not an admission of liability and that the Company continues to deny liability for any of plaintiff's claims. Subsequent to year end, the Court heard the plaintiff's motion for preliminary approval of the settlement. The Court granted the motion and ordered that the parties give notice of the settlement to the class members. Once notice is given, class members will have sixty days to file claim forms to participate in the settlement or to file exclusion forms to opt out of the settlement. On September 16, 2003, the Court will hold a settlement fairness hearing for the purpose of determining whether to give final approval to the settlement. If final approval is given, and no appeals challenging the settlement are filed, the Company will pay the settlement sums to class members who have filed valid claims and also will pay amounts owing for attorney's fees, costs and other expenses of the settlement. The settlement provides for a release of all covered claims by class members who do not opt out of the settlement. The Company does not believe the outcome of this will have a material impact on the Company's results of operations or financial condition.









Chico's is not a party to any other legal proceedings, other than various claims and lawsuits arising in the normal course of the Company's business, none of which the Company believes should have a material adverse effect on its financial condition or results of operations.



## 7. STOCK OPTION PLANS AND CAPITAL STOCK TRANSACTIONS:

### 1992 STOCK OPTION PLAN



During fiscal year 1992, the Board approved a stock option plan (the 1992 Plan), which reserved approximately 1,210,000 shares of common stock for future issuance under the 1992 Plan to eligible employees of the Company. The per share exercise price of each stock option is not less than the fair market value of the stock on the date of grant or, in the case of an employee owning more than 10 percent of the outstanding stock of the Company and to the extent incentive stock options, as opposed to nonqualified stock options, are issued, the price is not less than 110 percent of such fair market value. Also, the aggregate fair market value of the stock with respect to which incentive stock options are exercisable for the first time by an employee in any calendar year may not exceed $100,000. Options granted under the terms of the 1992 Plan generally vest evenly over three years and have a 10-year term. As of February 1, 2003, approximately 13,000 nonqualified options are outstanding under the 1992 Plan.





### 1993 STOCK OPTION PLAN

During fiscal year 1993, the Board approved a stock option plan, as amended in fiscal 1999 (the 1993 Plan), which reserved approximately 7,010,000 shares of common stock for future issuance under the 1993 Plan to eligible employees of the Company. The terms of the 1993 Plan are essentially the same as the 1992 Plan. As of February 1, 2003, approximately 3,945,000 nonqualified options are outstanding under the 1993 Plan.



### INDEPENDENT DIRECTORS' PLAN



In October 1998, the Board approved a stock option plan (the Independent Directors' Plan), which reserved 1,257,500 shares of common stock for future issuance to eligible independent directors of the Company. Options granted under the terms of the Independent Directors' Plan and these individual grants vest after six months and have a 10-year term. As of February 1, 2003, 402,500 shares had been granted under the Independent Directors' Plan. Since 1993 and prior to adoption of the Independent Directors' Plan, four independent directors of the Company had been granted a total of 651,000 nonqualified options through individual grants at exercise prices ranging from $0.93 to $1.42. Subsequent to the adoption of the Independent Directors' Plan, three independent directors of the Company were granted 135,000 nonqualified stock options through individual grants at exercise prices of $4.29 per share. As of February 1, 2003, approximately 534,000 of these individual grant nonqualified options and options under the Independent Directors' Plan are outstanding.





### OMNIBUS STOCK AND INCENTIVE PLAN

In April 2002, the Board approved the Chico's FAS, Inc. Omnibus Stock and Incentive Plan (the Omnibus Plan), which reserved 4,862,640 shares of common stock for future issuance to eligible employees and directors of the Company. The Omnibus Plan provides for awards of nonqualified stock options, incentive stock options, restricted stock awards and restricted stock units. No new grants will be made under the Company's existing 1992 Plan, 1993 Plan or Independent Directors' Plan, and such existing plans will remain in effect only for purposes of administering options that were outstanding thereunder on the date the Omnibus Plan was approved by the Company's stockholders. As of February 1, 2003, approximately 520,000 nonqualified options are outstanding under the Omnibus Plan.









## EXECUTIVE OFFICERS' SUPPLEMENTARY STOCK OPTION PROGRAM



During the fiscal year ended February 3, 2001, the Board approved an executive officers' supplementary stock option program (the Executive Officers' Program), which reserved 375,000 shares of common stock for future issuance to eligible executive officers of the Company. Options granted under the terms of the Executive Officers' Program vest after three years and have a 10-year term. As of February 1, 2003, all 375,000 shares have been granted under the Executive Officers' Program at exercise prices ranging from $3.40 to $5.10. Of the 375,000 shares granted, 45,000 shares were granted at exercise prices below fair market value. The granting of these shares resulted in stock compensation expense of approximately $45,000 and $70,000 in the accompanying consolidated financial statements for the fiscal years ended February 2, 2002, and February 3, 2001, respectively. No compensation expense was recorded for the fiscal year ended February 1, 2003. At February 1, 2003, there were no options outstanding under the Executive Officers' Program.



## AGGREGATE STOCK OPTION ACTIVITY



As of February 1, 2003, 5,011,600 nonqualified options are outstanding at a weighted average exercise price of $8.75 per share, and 4,342,840 remain available for future grants. Of the options outstanding, 2,275,095 options are exercisable.



Stock option activity for the fiscal years ended February 1, 2003, February 2, 2002, and February 3, 2001, was as follows:



| | Fiscal Year Ended | | | | | |
|---|---|---|---|---|---|---|
| | February 1, 2003 | | February 2, 2002 | | February 3, 2001 | |
| | Number of Options | Weighted-Average Exercise Price | Number of Options | Weighted-Average Exercise Price | Number of Options | Weighted-Average Exercise Price |
|  Outstanding, beginning of period | 7,251,226 | $ 3.66 | 8,712,158 | $ 2.40 | 7,721,812 | $ 1.14 |
| Granted | 1,435,266 | 16.66 | 1,927,000 | 8.84 | 2,700,000 | 5.02 |
| Exercised | (3,653,392) | 1.78 | (2,579,780) | 2.21 | (1,586,044) | 0.76 |
| Canceled or expired | (21,500) | 5.09 | (808,152) | 7.07 | (123,610) | 2.09 |
|  Outstanding, end of period | 5,011,600 | 8.75 | 7,251,226 | 3.66 | 8,712,158 | 2.40 |
| Options exercisable, end of period | 2,275,095 | 5.87 | 4,167,688 | 1.64 | 5,004,298 | 1.15 |



The following table summarizes information about stock options as of February 1, 2003:



| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Ranges of Exercise Prices | Number Outstanding | Weighted-Average Remaining Contractual Life (Years) | Weighted-Average Exercise Price | Number Exercisable | Weighted-Average Exercise Price |
| $0.36 - $2.49 | 495,828 | 3.58 | $ 0.88 | 495,828 | $ 0.88 |
| $2.50 - $4.99 | 1,358,006 | 6.96 | 3.08 | 988,001 | 3.12 |
| $5.00 - $9.99 | 1,369,500 | 8.04 | 8.27 | 339,500 | 8.16 |
| $10.00 - $21.42 | 1,788,266 | 9.08 | 15.61 | 451,766 | 15.64 |
| | 5,011,600 | 8.56 | 8.75 | 2,275,095 | 5.87 |







## EMPLOYEE STOCK PURCHASE PLAN



The Company has a noncompensatory employee stock purchase plan (ESPP) under which substantially all fulltime employees are given the right to purchase up to 800 shares of the common stock of the Company two times a year at a price equal to 85 percent of the value of the stock immediately prior to the beginning of each exercise period. During the fiscal years ended February 1, 2003, February 2, 2002, and February 3, 2001, approximately 48,000, 260,000 and 82,000 shares, respectively, were purchased under the ESPP. The Company recognized no compensation expense for the issuance of these shares.



## SFAS NO. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION"

The Company accounts for its stock-based compensation plans under APB 25 and, accordingly, does not recognize compensation expense based on the fair value method of accounting as provided under SFAS 123. If the Company had elected to recognize compensation cost based on the fair value of all options granted beginning in fiscal year 1995, net income would have been reduced to the proforma amounts indicated in the table below.



For proforma disclosure purposes, the fair value of each option granted has been estimated as of the grant date using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.8, 5.1 and 6.3 percent for the fiscal years ended February 1, 2003, February 2, 2002, and February 3, 2001, respectively, expected life of seven years, no expected dividends, and expected volatility of 68, 73 and 74 percent for the fiscal years ended February 1, 2003, February 2, 2002, and February 3, 2001, respectively. The weighted average fair value of options granted during the fiscal years ended February 1, 2003, February 2, 2002, and February 3, 2001, was $11.63, $8.84 and $4.09, respectively. Options granted under the 1992 Plan and 1993 Plan generally vest ratably over three years. All other options were either exercisable generally after six months or vested ratably over three years. The term of all options granted is 10 years.





| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 1, 2003 | February 2, 2002 | February 3, 2001 |
| Net income: | | | |
| As reported | $ 66,758,942 | $ 42,187,031 | $ 28,378,619 |
| Pro forma | 58,063,247 | 37,372,941 | 26,382,313 |
| Net income per common share – basic: | | | |
| As reported | $ 0.80 | $ 0.52 | $ 0.36 |
| Pro forma | 0.70 | 0.47 | 0.34 |
| Net income per common and common equivalent share – diluted: | | | |
| As reported | $ 0.78 | $ 0.50 | $ 0.35 |
| Pro forma | 0.67 | 0.45 | 0.32 |











## 8. RETIREMENT PLANS:



The Company has a 401(k) defined contribution employee benefit plan (the Plan) covering substantially all employees. Employees' rights to Company-contributed benefits vest over two to six years of service, as specified in the Plan. Under the Plan, employees may contribute up to 20 percent of their annual compensation, subject to certain statutory limitations. The Company has elected to match employee contributions at 33 1/3 percent on the first 6 percent of the employees' contributions and can elect to make additional contributions over and above the mandatory match. Effective January 1, 2003, the Plan has been amended for the Company to match employee contributions at 50 percent on the first 6 percent of the employees' contributions. For the fiscal years ended February 1, 2003, February 2, 2002, and February 3, 2001, the Company's costs under the Plan were approximately $935,000, $425,000 and $283,000, respectively.



In April 2002, the Company adopted the Chico's FAS, Inc. Deferred Compensation Plan (the "Deferred Plan") to provide supplemental retirement income benefits for a select group of management employees. Eligible participants may elect to defer up to 80 percent of their salary and 100 percent of their bonuses pursuant to the terms and conditions of the Deferred Plan. The Deferred Plan generally provides for payments upon retirement, death or termination of employment. In addition, the Company may make employer contributions to participants under the Deferred Plan. To date, no Company contributions have been made under the Deferred Plan. The amount of the deferred compensation liability payable to the participants is included in "deferred liabilities" on the consolidated balance sheet. A portion of these obligations are funded through the establishment of trust accounts held by the Company on behalf of the management group participating in the plan. The trust accounts are reflected in "other assets" in the accompanying consolidated balance sheet.



















## 9. QUARTERLY RESULTS OF OPERATIONS (Unaudited):



| | Net Sales | Gross Profit | Net Income | Net Income Per Common Share – Basic | Net Income Per Common and Common Equivalent Share – Diluted |
|---|---|---|---|---|---|
| **Fiscal year ended February 1, 2003:** | | | | | |
| First quarter...... | $ 130,453,641 | $ 81,464,050 | $ 19,777,283 | $ 0.24 | $ 0.23 |
| Second quarter... | 125,068,123 | 75,478,555 | 16,388,288 | 0.20 | 0.19 |
| Third quarter..... | 137,260,963 | 82,375,696 | 15,543,679 | 0.19 | 0.18 |
| Fourth quarter.... | 138,325,418 | 82,019,743 | 15,049,692 | 0.18 | 0.17 |
| **Fiscal year ended February 2, 2002:** | | | | | |
| First quarter...... | $ 93,233,012 | $ 56,291,716 | $ 12,379,128 | $ 0.16 | $ 0.15 |
| Second quarter... | 89,492,217 | 53,684,549 | 11,090,613 | 0.14 | 0.13 |
| Third quarter..... | 93,978,124 | 55,542,287 | 8,899,660 | 0.11 | 0.11 |
| Fourth quarter.... | 101,381,987 | 58,629,209 | 9,817,630 | 0.12 | 0.12 |
| **Fiscal year ended February 3, 2001:** | | | | | |
| First quarter...... | $ 56,692,814 | $ 33,928,820 | $ 7,475,922 | $ 0.10 | $ 0.09 |
| Second quarter... | 60,638,316 | 34,994,364 | 7,377,426 | 0.09 | 0.09 |
| Third quarter..... | 68,990,473 | 40,669,142 | 7,820,096 | 0.10 | 0.09 |
| Fourth quarter.... | 73,124,293 | 41,182,993 | 5,705,175 | 0.07 | 0.07 |























**Executive Officers**

Marvin J. Gralnick
Chairman of the Board
Chief Executive Officer

Helene B. Gralnick
Senior Vice President-
Design & Concept

Scott A. Edmonds
President
Chief Operating Officer

Charles J. Kleman
Executive Vice President-
Chief Financial Officer
Secretary/Treasurer

Patricia A. Murphy
Executive Vice President-
Chief Merchandising Officer

Mori C. MacKenzie
Senior Vice President-Stores

James P. Frain
Senior Vice President-
Marketing

Barry I. Shapiro
Senior Vice President-Pazo

Michael J. Kincaid
Vice President-Finance

Ajit Patel
Vice President-
Chief Information Officer

**Directors**

Marvin J. Gralnick
Chairman of the Board
Chief Executive Officer

Helene B. Gralnick
Senior Vice President-
Design & Concept

Charles J. Kleman
Executive Vice President-
Chief Financial Officer
Secretary/Treasurer

Verna K. Gibson
Retailing Consultant

Ross E. Roeder
Chairman and
Chief Executive Officer-
Smart & Final, Inc.

John W. Burden, III
Retailing Consultant





# reports on Form 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K will be sent to any shareholder without charge upon written request to Investor Relations at the mailing address or website address below:

Chico's FAS, Inc.
11215 Metro Parkway
Fort Myers, Florida 33912
Website: www.chicos.com

Transfer Agent and Registrar:
The Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Legal Counsel:
Trenam, Kemker, Scharf, Barkin, Frye, O'Neill & Mullis
Tampa, Florida 33602

Independent Certified Public Accountants:
Ernst & Young LLP
Tampa, Florida 33602

Investor Relations:
11215 Metro Parkway
Fort Myers, Florida 33912
(877) 424-4267

Annual Shareholders' Meeting:
Tuesday, June 24, 2003 at 2:00 p.m.
Sanibel Harbour Resort
Fort Myers, Florida 33908





the freshest new face in fashion...

# Pazo



Chico's has certainly capitalized on an underserved demographic group (35 to 55) in the marketplace. Pazo is ready to do the same for the fashion conscious 25 to 40 year old. As of April 2003, ten Pazo stores have opened in some of the best specialty retail centers in the U.S. The store design is an exciting blend of sleekly finished beechwood fixtures with plasma screens displaying Pazo's European inspired fashions. Customers will experience reverse sticker shock when they see the surprisingly low prices. The Pazo combination of exclusive fashion forward designs, sparkling presentation with terrific pricing should add sales and profits to Chico's FAS in the future.







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*Coming Soon / **Outlet Store


Chico's FAS, Inc.
11215 Metro Parkway
Fort Myers, Florida 33912
p. 239.277.6200
f. 239.277.5237
1.888.855.4986
www.chicos.com